ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 October 2002

02055578

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Yours faithfully,

TED BRINDAL
Company Secretary

dlw 11/19

Lodgement with Australian Stock Exchange:
18 October 2002 ASX Announcement and Media Release
21 October 2002 ASX 3rd Quarter 2002 Reporting

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 October 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

RAINOSEK-3 WELL UPDATE

GULF COAST OF USA

RAINOSEK-3 DRILLING PROGRESS (FAR 20%)

The Rainosek-3 well is presently drilling ahead at 1,813 feet after running 9 5/8 inch surface casing to 1,522 feet. The Rainosek-3 well is a planned 8,750-foot test of nine potential Eocene Wilcox pay zones using Grey Wolf Drilling Company land rig 454. The primary objective lower Wilcox is predicted below 8,000 feet and should be reached late next week.

The timing of the well and the fact the proposed location is less than 200 feet from an existing gas line should enable early production at energy prices normally associated with the North American winter.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

The Rainosek Project is seen as offering low risk but high potential. The initial well, if successful, will be followed by the re-entry and stimulation of an existing Midcox producer. Importantly the project is supported by subsurface well control and 3D seismic. Three additional locations have been identified for drilling during 2003.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 October 2002

QUARTERLY REPORT FOR THE PERIOD
FROM 1 JULY 2002 TO 30 SEPT 2002

HIGHLIGHTS

UNITED STATES OF AMERICA

Third quarter oil and gas sales amount to $602,368
Production commences at Lake Long Well, South Louisiana.
Drilling commences at Rainosek Prospect, Lavaca County, Texas.

CHINA

Fast track 3D program (421 sq km) completed offshore China.

AUSTRALIA

Argos Prospect, Offshore Carnarvon Basin (WA-254-P) scheduled for Nov 2002
Conditional farmout on Banjo well, Offshore Carnarvon Basin (EP 397)
Banjo Prospect, Offshore Carnarvon Basin (EP 397) waiting on rig.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

Apache have advised a firm November 2002 rig slot for drilling the Argos Prospect using the Ensco 56 jackup rig. Argos is on trend and only 3 km south of the Woodside operated Legendre Field recently commissioned at 40,000 barrels of oil per day. The Prospect is supported by modern 3D seismic and its proximity to infrastructure provides a robust economic model for development.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The Operator has indicated a lead time of as little as one year for the development of Argos in the event the proposed November well is successful. The Apache model provides for a subsea tie back to the "Ocean Legend" production facility located around 5 km to the north.

The Joint Venture is also progressing a PSDM study of the 3D seismic over the Collier prospect in conjunction with Woodside operated WA-1-P. The study is likely to lead to a better structural understanding of Collier. Other work being progressed includes seismic reprocessing over the Sage oil discovery, a Jurassic Oil Prospectivity Review and refined interpretations of Sage, Cerberus and Collier. Prospect summaries and maps are available on the FAR website at www.farnl.com.au.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

EP 395 - OFFSHORE CARNARVON BASIN – 11.25% INTEREST (OPERATOR – APACHE ENERGY LTD)

EP 395 (area 240 square km) was renewed on 8 February 2002 for a further term of five years.

The permit contains the Updip Boyd Prospect, considered to be one of most important play types on the eastern margin of the North Carnarvon Basin. It is now believed the earlier Boyd-1 well was drilled outside stratigraphic/structural closure at the Lower Cretaceous level. The actual crest of the structure may be approximately 2.2km to the east/northeast and coincide with an area of data degradation on the seismic. This could be due to possible shallow gas reservoired in the Gearle Siltstone which could also have resulted in velocity push-down over the crest of the structure. Updip Boyd would target oil reservoired in the Mardie Greensand/Birdrong Sandstone in the crest of the Boyd structure.

Other Cretaceous Leads include the Hart Lead, a fault dependent 3-way dip closure at the Lower Cretaceous level. It is located on the western, downthrown side, of a major north-south fault strand of the Flinders fault zone (i.e. it is a buttress trap). Amplitude anomalies occur at the crest of the structure. This lead, similar to the structure drilled at Narvik-1, is likely to contain gas. Further mapping of the lead is required.

Triassic Leads include Stretton, a horst block structure with Triassic Mungaroo Formation sandstones sealed vertically and laterally by Upper Jurassic Dingo Claystone. Further mapping of this lead is required to confirm the presence of a drillable prospect.

The 2002 Work Program comprises data review, seismic attribute analysis and depth conversion studies aimed at further delineation of the prospects mentioned above (in particular Boyd Updip) and to identify further leads and prospects in the permit. A well is likely on the Updip Boyd Prospect during 2003.

EP 397 - OFFSHORE CARNARVON BASIN - 33.3% INTEREST (OPERATOR - TAP OIL NL)

FAR has entered into an agreement with Rawson Resources NL, whereby Rawson has the right to earn a 10 percent interest in the Banjo-1 well by paying 13.33 percent of FAR's well costs. Upon successful conclusion to the agreement FAR's interest would reduce to 23.33 percent.

The agreement is subject to regulatory approval, the terms of the Joint Operating Agreement and the successful completion of a proposed capital raising by Rawson Resources NL. Rawson has advised intent to lodge a prospectus with ASIC during October/November 2002.

During the quarter, the Operator continued efforts to source a rig for the drilling of the Banjo prospect. Banjo has been proposed as a 1,000 metre Triassic test and subject to rig availability is now likely to be drilled in March/April of 2003. Banjo exhibits a robust closure with moderate risk and has significant stratigraphic upside to the east.

FAR has prepaid the cost of the proposed Banjo well and continues to seek farm in interest.

Following a recommendation by the Operator, a renewal application was lodged during September 2001 to renew the entire permit (area 159 square km) for a further term of five years. The current term has been extended to 13 December 2002.

EP 104 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 990 sq km with the current term expiring on 10 November 2004. The permit contains the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

The Joint Venture has agreed to a first phase farm-in proposal on EP 104 and the West Kora discovery. Under that Farm-in Agreement, Bounty has undertaken a technical study involving further geological, geophysical and engineering work and exercised an option to drill a well to earn a 12 percent interest in EP-104 by contributing 20 percent.

The Operator has advised farmin negotiations are proceeding with other interested parties to drill the Point Torment structure which has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

The EP 104 Joint Venture is negotiating a gas sales contract with an independent power company for the supply of natural gas from Point Torment for the generation of electricity for the West Kimberly area. This contract will be subject to the joint venture proving approximately 35 BCF gas in EP 104.

A well originally scheduled for late October 2002 has now been deferred until the second half of 2003. In the event that a well is drilled on EP 104 at the farminee's expense, FAR's interest in EP-104 shall reduce.

PAPUA NEW GUINEA

PPL 228 - PAPUAN BASIN - 12.5% INTEREST
(OPERATOR - SANTOS)

PPL 228, covering 33 graticular sections and 2,673 square kilometres, was granted by the PNG authority on 26 July 2001.

The Operator has deferred commencement of field operations on the Amdi structure following new mapping that shows an increase in structural risk. The seismic program is being modified to mature Maipe, Muir and Gruy River structures to drill status. It is expected that field seismic work will be delayed until 2003.

BEIBU GULF BLOCK 22/12 - 10%
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which merit further study.

The recently acquired 421 sq km 3D seismic survey is currently being processed and is expected to be interpreted by year-end.

The 3D seismic is designed to be integrated with an engineering review of a fast track, low cost, development of one or more of the five oil discoveries within the Block. On this basis, the Joint Venture expects to drill between one and three back-to-back wells, including at least one exploration well, commencing some time between March and November 2003.

Commenting to the ASX on activities in the Beibu Gulf, the Operator's Chief Executive Officer, was recently quoted as saying that:

> *"China is clearly intent on accessing more oil reserves, both within and beyond the country. Since China became a net oil importer in 1993 its import dependence has steadily increased as consumption, rising at almost 6% per year, outstripped domestic supply, which increased at less than 2% per year. Reportedly, in 2001, China imported 28% of its total consumption and by 2020 this is expected to rise to as much as 50% with as much as 95% of the oil imported into China from 2010 expected to come from the Middle East.*
>
> *Because of China's established and growing thirst for indigenous oil the Operator believes that the Beibu Gulf Joint Venture and the relevant government authorities in China share the same agenda: to thoroughly explore and appraise the potential of the Beibu Gulf Block in an effort to establish new production as cost efficiently and as quickly as possible."*

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project.

UNITED STATES OF AMERICA

During the quarter the successful Lake Long well in South Louisiana was turned to sales and site works commenced on the Rainosek project in Texas. Subject to rig availability and scheduling by partners, further drilling activity is expected during the second half of 2002/early 2003.

Two development wells are planned at Bayou Choctaw, possible follow up drilling at Rainosek and a step out well at the Clear Branch gas discovery. These programs are considered low risk and are likely to increase FAR's reserve and production base.

Approaching the final quarter of 2002 energy pricing has firmed considerably with gas trading around the US4.00 per mcf mark and oil hovering close to US$30 per barrel.

Lake Long Field, Lafourche Parish, South Louisiana

The J Sand interval in the successful SL328 #2ST well at Lake Long, South Louisiana, was placed into sales on 2 August 2002 and has been producing at the rate of approximately 1.5 million cubic feet of gas and 20 barrels of condensate per day on a 10/64 inch choke at a flowing tubing pressure of 2000 psi..

The J Sand being the lowermost productive zone in this well bore will be produced first with the other two zones remaining behind pipe for future production once the J Sand has been fully exploited.

The well brings to four the number of successes FAR has enjoyed at Lake Long from four wells in which it has participated. The No. 6 and No. 7 wells, in which FAR holds a 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. The entire field is covered with 3D seismic.

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. FAR has an 11.25 percent working interest in the SL328 #2ST well. Other participants are all USA based entities.

Rainosek-Halletsville Project, Lavaca County, Texas

At the date of this report the Rainosek well had commenced and was drilling ahead at 1,813 feet using Grey Wolf Drilling Company Rig454. This timing and the fact the proposed location is less than 200 feet from an existing gas line should enable FAR to capture stronger gas prices normally associated with the North American winter.

The Rainosek-3 well, a planned 8,750-foot test of nine potential Eocene Wilcox pay zones, is being drilled under a turnkey contract and is expected to take 16 days.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

The Rainosek Project is seen as offering low risk but high potential. The initial well, if successful, will be followed by the re-entry and stimulation of an existing Midcox producer. Importantly the project is supported by subsurface well control and 3D seismic. Three additional locations have been identified for drilling during 2003.

Earlier economic mŭdelling for Rainosek was based on an independent Engineering Study prepared by Haas Petroleum Engineering Services, Inc of Dallas, Texas. Using pricing parameters of US$20 per bbl and US$2.20 per mcf with escalation, the project (100%) returned a present worth discounted at 10 percent of US$14.9 million. Prices used in the study compare to current product prices of approximately US$29 per bbl for oil and US$4.00 per mcf for gas.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Bligh Oil & Minerals N .L. to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana.

Under the agreement, these wells (Wilberts 93 and Victory Financial 1B) will be followed by a PSDM study over the existing 3D data, prior to drilling two more wells during the second half of 2002.

The Bayou Choctaw field is located in the southern Louisiana Salt Basin, in an area with a long history of oil and gas production, covered by an extensive network of production and pipeline facilities. The field, which was discovered in 1933, has produced over 30 million barrels of oil and in excess of 50 billion cubic feet of gas from 29 different pay zones at depths ranging from 2,500 to 9,000 feet.

Despite the field's long producing history, seismic control of any form was never acquired until 1996, due to the fact that the field is located in low-lying, marsh and bayou country, in which surface access is difficult and expensive. This is characteristic of much of the production in South Louisiana. In 1996, 42 square miles of high quality 3D data was acquired across Bayou Choctaw, centred on the field, at a cost of approximately US$4 million.

The 3D data has greatly assisted in resolution of the dominant fault patterns, and definition of areas of partial and limited drainage, which justify further drilling. On the confines of the field itself, which covers only 2-3 square miles, little drilling has been conducted below a depth of 9,500 feet. Excellent potential for major new oil and gas reserves is thought to be present below this depth.

The 3D seismic data has demonstrated that there is a significant "salt overhang" on the western flanks of the dome, underlying the Wilberts lease where the Wilberts 93 development well, in which FAR will participate, is planned.

This western area of the dome has exceptional proved undeveloped oil reserve potential. Some of this is inaccessible due to the fact that the central portions of the salt dome are part of the Strategic Petroleum Reserve, but several locations with potential for proved undeveloped reserves are present on the west and south flanks of the dome alone.

The second well, the Victory Financial #lB, is a follow up to an earlier well on the northern flank of the dome to establish production from several undrained field pays, and to evaluate the potential offered by the deep Bol Mex and Nonion Struma formations in this part of the dome complex.

The field currently makes 35 to 40 barrels of oil per day, but lends itself to an upgrade in production from work-over potential and improved oilfield practice.

A number of independent engineering studies have been conducted over the field. These studies suggest the presence of proved undeveloped oil reserves in the first two wells alone exceeding 2 million barrels.

Bayou Choctaw in approximately 1,725 net acres currently held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its interest would be limited to the well-bore production units. FAR's interest is subject to a one third back in after project costs have been recovered in full. The agreement is subject to final documentation.

Clear Branch Field, Jackson Parish, North Louisiana

The operator is seeking a farm-in partner to contribute toward drilling, re-completing or re-entering wells in the Clear Branch Field. The timing of such activity has not yet been determined; however FAR intends to participate in any future activity at its current working interest level.

FAR has a 9.375% working interest at Clear Branch. Other interests are held by North American companies including the operator, Rio Bravo Exploration & Production Company.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

Far is waiting on a recommendation from the Operator concerning a future coiled tubing completion attempt on the Eagle 1 well.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease. Other participants include the Operator, Victoria Petroleum NL, Lakes Oil NL, Sun Resources NL and North American interests.

PRODUCTION

Gas sales during the quarter totalled 43 million cubic feet for an average of 0.47 million cubic feet per day at an average price of US$3.16 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 7,237 barrels for an average of 79 barrels of oil per day at an average price of US$26.37 per barrel before production taxes. Quarterly revenues amounted to $602,368.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

Yours faithfully,
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 SEPTEMBER 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (...9... months) $A'000
1.1	Receipts from product sales and related debtors		620	1,770
1.2	Payments for	(a) exploration and evaluation	(54)	(1,633)
		(b) development		
		(c) production	(74)	(131)
		(d) administration	(135)	(475)
			(243)	(737)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		13	41
1.5	Interest and other costs of finance paid		(14)	(46)
1.6	Income taxes paid			
1.7	Other (Prepayment Banjo Well)			(1,280)
	Net Operating Cash Flows		113	(2,491)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(1)	(29)
		(b)equity investments		
		(c) other fixed assets		(15)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		(1)	(44)
1.13	Total operating and investing cash flows (carried forward)		112	(2,535)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	112	(2,535)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		2,225
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (share issue expenses)		(108)
	Net financing cash flows	0	2,117
	Net increase (decrease) in cash held	112	(418)
1.20	Cash at beginning of quarter/year to date	1,814	2,426
1.21	Exchange rate adjustments to item 1.20	35	(47)
1.22	**Cash at end of quarter**	1,961	1,961

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	61
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

During the quarter a seismic survey was conducted over Beibu Gulf Block 22/12 (China). FAR is free carried for US$633,000 under a farmout agreement. It is estimated approximately US$270,000 was expended during the quarter under the agreement by another entity on FAR's behalf.

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	1,106	982
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	774
4.2	Development	184
	Total	**958**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	204	185
5.2	Deposits at call	1,155	928
5.3	Commercial Bills	598	697
5.4	US$ Currency a/c	4	4
	Total: cash at end of quarter (item 1.22)	1,961	1,814

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	138,432,861	138,432,861	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	952	952	14 cents	N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Tradeable (FARO)	43,627,224	43,627,224	20 cents	31 July 2003
	Employee	7,500,000	N/A	20 cents	5 May 2003
7.8	Issued during quarter				
7.9	Exercised during quarter (FARO)	952	952	14 cents	N/A
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....MICHAEL EVANS.......... Date: ..21 October 2002..........................
(Director)

Print name: ....

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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